SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

09059221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4667 MacArthur Blvd., Suite 220
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Williams — (949) 975-1031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Global Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Kevin Williams

Signature

President

Title

See below

Notary Public



RT THUMB PRINT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA }
COUNTY OF ORANGE }

ON FEBRUARY 23, 2009, KEVIN A. WILLIAMS personally appeared AND proved TO ME ON the basis of satisfactory EVIDENCE TO BE THE PERSON WHOSE NAME IS SUBSCRIBED TO THE WITHIN INSTRUMENT AND ACKNOWledged to me that HE executed THE SAME IN HIS AUTHORIZED CAPACITY, AND THAT BY HIS SIGNATURE ON THE INSTRUMENT, THE PERSON OR ENTITY UPON BEHALF OF WHICH THE PERSON ACTED, EXECUTED THE INSTRUMENT.

I certify UNDER penalty OF perjury UNDER THE LAWS of The State of CALIFORNIA THAT THE FOREGOING paragraph IS TRUE AND CORRECT

Witness my hand and seal.

ANITA ALLISON
Commission # 1698528
Notary Public - California
Orange County
My Comm. Expires Oct 10, 2010

Anita Allison

FEB. 23, 2009

NORTH GLOBAL SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • (818) 401-8800

INDEPENDENT AUDITOR'S REPORT

Board of Directors
North Global Securities, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of North Global Securities, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Global Securities, Inc. as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2009

NORTH GLOBAL SECURITIES, INC.

Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	32,244
Organization costs, Net of amortization of $1,300 (note 3)		200
Other assets		1,214
Total assets	$	33,658

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	4,250
Total liabilities		4,250
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 100,000 shares authorized, issued and outstanding		35,000
Additional-paid-in-capital		47,200
Retained deficit		(52,792)
Total stockholder's equity		29,408
Total liabilities and stockholder's equity	$	33,658

The accompanying notes are an integral part of these financial statements

NORTH GLOBAL SECURITIES, INC.

Statement of Income
For the year ended December 31, 2008

REVENUES:	
Commission income	$ 164,771
Interest income	8
Total income	164,779
EXPENSES:	
Commission expense	108,260
Depreciation and amortization	3,542
Occupancy	10,603
Professional fees	20,542
Other operating expenses	14,992
Total expenses	157,939
NET INCOME BEFORE OTHER EXPENSES	6,840
OTHER EXPENSES	
Loss on sale of equipment	(18,129)
NET LOSS BEFORE INCOME TAXES	(11,289)
INCOME TAX PROVISION (note 1)	
State income tax expense	800
Total income tax provision	800
NET LOSS	$ (12,089)

The accompanying notes are an integral part of these financial statements

NORTH GLOBAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance January 1, 2008	$ 35,000	$ 47,200	(40,703)	41,497
Net loss			(12,089)	(12,089)
Ending balance December 31, 2008	$35,000	$47,200	(52,792)	$29,408

The accompanying notes are an integral part of these financial statements.

NORTH GLOBAL SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,089)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	3,542
(Increase) decrease in:	
Organization costs	200
Other assets	(400)
Increase (decrease) in:	
Accounts payable	4,250
Total adjustments	7,592
Net cash used in operating actitivies	(4,497)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of fixed assets	19,729
Net cash provided by investing activities	19,729
NET INCREASE IN CASH	15,232
Cash at beginning of year	17,012
Cash at end of period	$32,244
Supplemental cash flow disclosures	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

NORTH GLOBAL SECURITIES, INC.

Notes to Financial Statements
December 31, 2008

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

North Global Securities, Inc. (the "Company") was formed in 2004 under the laws of State of California. On September 14, 2008, the Company changed its legal name from CNP Securities, Inc., to North Global Securities, Inc.

The firm is a member with the Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Securities Investor Protection Corporation (SIPC). The Company is engaged in direct participation programs in Real Estate Investment Trusts (REIT's) and Tenant in Common (TICs) products.

The Company does not hold customer funds and/or securities. They execute trades themselves through subscription documents. For the year ended December 31, 2008, eleven customers accounted for 100% of the total revenue.

Summary of significant accounting policies

Property and equipment purchases over $1,500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2008.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2008 the company's net capital of $27,994 exceeded the minimum net capital requirement by $22,994; and the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1, which is less than 15:1 ceiling.

Note 3: ORGANIZATION COSTS

Organization Costs	$	1,500
Less: Accumulated depreciation		(1,300)
		200

Amortization expense for the year ended December 31, 2008 is $ 200.

Note 4: INCOME TAXES

For the year ended December 31, 2008 the Company recorded the following income tax provision:

Current State Taxes	$	800
	$	800

Note 5: COMMITMENTS

The Company leases office space from a related party on a month to month basis in the amount of $ 3,100 a month.

NORTH GLOBAL SECURITIES, INC

Statement of Net Capital
Schedule I
December 31, 2008

	Focus 12/2008	Audit 12/2008	Change
Stockholder's equity, December 31, 2008	$33,283	$29,408	$3,875
Subtract - Non allowable assets:			
Organization costs	200	200	0
Other assets	1,089	1,214	125
			0
Tentative net capital	31,994	27,994	4,000
Haircuts:	0	0	
NET CAPITAL	31,994	27,994	4,000
Minimum net capital	(5,000)	(5,000)	
Excess net capital	26,994	22,994	4,000
Aggregate indebtedness	250	4,250	(4,000)
Ratio of aggregate indebtedness to net capital	0.01%	0.15%	

There differences were caused by year-end adjustments at December 31, 2008.

The accompanying notes are an integral part of these financial statements.

NORTH GLOBAL SECURITIES, INC

December 31, 2008

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
North Global Securities, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of North Global Securities, Inc. for the year ended December 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Great Pacific Securities including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2009

NORTH GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2008